Patrick Gadson                 pgadson@velaw.com

Tel 212.237.0198             Fax 917.849.5386

April 18, 2022

Daniel Duchovny

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Turtle Beach Corporation
PREC14A filed April 8, 2022
Soliciting Material filed pursuant to Rule 14a-12 filed on March 23, 2022
File No. 001-35465

Dear Mr. Duchovny:

Set forth below are the responses on behalf of Turtle Beach Corporation (the “Corporation”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2022 with respect to certain soliciting material filed pursuant to Rule 14a-12, filed with the Commission on March 23, 2022 (the “Solicitation Material”) and by letter dated April 15, 2022, with respect to its preliminary proxy statement, File No. 001-35465, filed with the Commission on April 8, 2022 (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Substantially concurrently with the submission of this letter, the Corporation is also submitting Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) on EDGAR. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

Soliciting Material filed pursuant to Rule 14a-12

1.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your assertion that “Donerail still wants to control Turtle Beach.” Also, to the extent you continue referring to Donerail obtaining control of the company through the proxy contest, review any future disclosure to clarify that directors owe their fiduciary duties to the company’s shareholders, not to the party nominating them, and that the control of the company to which you are referring does not extend to ownership of the company.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and that directors owe their fiduciary duties to the Corporation’s shareholders, not to the party nominating them. The Corporation undertakes to characterize all opinions and beliefs as such and going forward to clarify the distinction between “control,” as such term implies a change in the majority ownership of the Corporation, and all other qualified forms of “effective control“ of the Corporation resulting from a single-shareholder having nominated a slate of dissident directors whose election would change the majority of the composition of the Corporation’s Board of Directors.

Preliminary Proxy Statement

General

1.

Please tell us what consideration you have given to including the “About the Meeting” section, currently beginning on page 33 [of the Preliminary Proxy Statement], to the front of the proxy statement so security holders are more readily informed about the contested election.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has moved the “About the Meeting” section to begin on page 1 of the Amended Proxy Statement. Please refer to pages 1 through 7 of the Amended Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

2.

Please revise your proxy statement to disclose all of the effects of a change of control on the company, including any effects on employment agreements, financing arrangements, and accelerated vesting of any incentive arrangements.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement by adding a disclosure of the potential effect of a change of control under the Corporation’s revolving credit facility, stock-based incentive compensation plan and employee retention plan. Please refer to page 39 of the Amended Proxy Statement.

Item 1. Election of Directors, page 8 of the Preliminary Proxy Statement

3.	Please revise your disclosure to disclose why you recommend that security holders vote for your nominees.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to the Letter to Stockholders, Notice of Annual Meeting and page 14 of the Amended Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 14 of the Preliminary Proxy Statement

4.

We note the disclaimer of beneficial ownership “except to the extent of [Mr. Keitel’s] pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has removed the disclaimer regarding pecuniary interest. Please refer to page 20 of the Amended Proxy Statement.

*        *        *         *        *

Please contact me directly at (212) 237-0198 or pgadson@velaw.com with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

CC:	Megan Wynne, Turtle Beach Corporation
Lawrence S. Elbaum, Vinson & Elkins L.L.P.
Tony Chan, Orrick Herrington & Sutcliffe LLP
Brian V. Soares, Morgan, Lewis & Bockius LLP